UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*
HALEON PLC
(Name of Issuer)
Ordinary Shares, nominal value £0.01 per share
American Depositary Shares, each representing two Ordinary Shares
(Title of Class of Securities)
405552100**
(CUSIP Number)
Margaret M. Madden, Esq.
Senior Vice President and Corporate Secretary,
Chief Governance Counsel
Pfizer Inc.
66 Hudson Boulevard East
New York, New York 10001-2192
(212) 733-2323
Copy to:
Jacob A. Kling, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 16, 2024
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
**    This CUSIP applies to the Issuer’s American Depositary Shares, each representing two Ordinary Shares. No CUSIP has been assigned to the Ordinary Shares.

1		NAMES OF REPORTING PERSONS Pfizer Inc. (“Pfizer” or the “Reporting Person”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,955,063,626 Ordinary Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,955,063,626 Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,955,063,626 Ordinary Shares(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.0%(1)(2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)    Includes (1) 295,506,362 restricted American Depositary Shares held by Pfizer, representing 591,012,724 Ordinary Shares, nominal value £0.01 per share (“Ordinary Shares”), of Haleon plc (the “Issuer”), and (2) 2,364,050,902 Ordinary Shares held on behalf of Pfizer by Pfizer’s nominee. See Item 5.
(2)    Based upon 9,234,573,831 Ordinary Shares outstanding as of June 30, 2023, as reported by the Issuer on its Form 6-K furnished to the Securities and Exchange Commission on August 2, 2023.

Explanatory Note

The following constitutes Amendment No. 5 (“Amendment No. 5”) to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) by Pfizer Inc. (“Pfizer” or the “Reporting Person”) on July 27, 2022, as amended by Amendment No. 1 on February 1, 2023, Amendment No. 2 on May 15, 2023, Amendment No. 3 on September 11, 2023 and Amendment No. 4 on October 10, 2023 (the “Schedule 13D”). This Amendment No. 5 amends and supplements the Schedule 13D as specifically set forth herein. Except as set forth herein, the Schedule 13D is unmodified. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and background.

The response set forth in Item 2 of the Schedule 13D is hereby amended by deleting Schedule I in its entirety and replacing it with Schedule I attached.

Item 5. Interest in Securities of the Issuer.
The third paragraph of Item 5 of the Schedule 13D is hereby superseded by the following paragraph:
By virtue of the termination of the Orderly Marketing Agreement (as described in Item 6), the Reporting Person, GSK, Glaxo Group Limited (“GGL”) and the Scottish limited partnerships controlled by GSK, including GSK (No. 1) Scottish Limited Partnership (“SLP 1” and, collectively, the “SLPs”), may no longer be deemed to have formed a “group” for purposes of Section 13(d)(3) of the Act. GSK has filed a separate statement of beneficial ownership on Schedule 13D that serves as an “exit filing” for GSK (the “GSK Filing”). The Reporting Person assumes no responsibility for the information contained in any filings by any other person, including the GSK Filing and any other filings made by GSK with the SEC.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby supplemented as follows:
January 2024 Lock-Up Deed
On January 16, 2024, in accordance with the Orderly Marketing Agreement (as defined below), Pfizer entered into a lock-up deed (the “January 2024 Lock-Up Deed”) with GGL, SLP 1, Merrill Lynch International (“Bank of America”) and Citigroup Global Markets Limited (“Citi”) in connection with SLP 1’s recently announced sale of Ordinary Shares pursuant to a secondary block trade agreement with Bank of America and Citi (the “January 2024 Block Trade”). Pfizer did not sell any Ordinary Shares or Restricted ADSs in the January 2024 Block Trade. Pursuant to the January 2024 Lock-Up Deed, Pfizer has agreed not to offer, sell, lend, pledge or engage in any other disposal of Ordinary Shares, Restricted ADSs or Unrestricted ADSs (and has agreed to procure that each member of its corporate group likewise abides by the same restrictions) for a period of 60 days commencing on January 19, 2024, the closing date of the January 2024 Block Trade. The January 2024 Lock-Up Deed provides that the lock-up may be released during such period (which shall apply pro rata to Pfizer, on the one hand, and GGL (together with SLP 1), on the other hand, in accordance with their relative ownership interests in the Issuer as of the date of the release, or in such other proportions as Pfizer and GGL may mutually agree in writing) upon the written agreement of Bank of America and Citi.

The foregoing description of the January 2024 Lock-Up Deed does not purport to be complete and is qualified in its entirety by reference to the actual terms of such agreement, which is filed as Exhibit 99.1 to this Amendment No. 5 and is incorporated by reference herein.

The paragraph of Item 5 of the Schedule 13D under the heading “Orderly Marketing Agreement” is hereby superseded by the following paragraph:
Orderly Marketing Agreement
On June 1, 2022, Pfizer, GSK and the SLPs entered into an Orderly Marketing Agreement, which GGL subsequently adhered to on July 25, 2022 (the “Orderly Marketing Agreement”). The principal purpose of the Orderly Marketing Agreement was to regulate sales of Ordinary Shares, Restricted ADSs, Unrestricted ADSs and other securities of the Issuer by the parties after listing, including ensuring that, where one party proposed to sell Ordinary Shares, the other parties had the opportunity to participate in any such sale, subject to certain exceptions.

On January 19, 2024, following the closing of the January 2024 Block Trade resulting in GSK’s group beneficially owning less than 5.0% of the Ordinary Shares, the Orderly Marketing Agreement terminated in accordance with its terms.

Item 7. Materials to Be Filed as Exhibits.

99.1	Lock-Up Deed, dated as of January 16, 2024 by and among GGL, Pfizer, SLP 1, Bank of America and Citi.*
* Filed herewith.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 19, 2024
PFIZER INC.
By:    /s/ Susan Grant
Name:  Susan Grant
Title:    Assistant Secretary

Schedule I
Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of Pfizer
The business address of each director and executive officer is c/o Pfizer Inc., 66 Hudson Boulevard East, New York, NY 10001. Unless otherwise indicated, each director and executive officer is a citizen of the United States.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
Albert Bourla, DVM, Ph.D. Chairman and Chief Executive Officer	Chairman and Chief Executive Officer, Pfizer.
Ronald E. Blaylock Independent Director	Founder, Managing Partner of GenNx360 Capital Partners.
Susan Desmond-Hellmann, M.D., M.P.H. Independent Director	Former Chief Executive Officer of the Bill & Melinda Gates Medical Research Institute.
Joseph J. Echevarria Independent Director	Retired Chief Executive Officer of Deloitte LLP.
Scott Gottlieb, M.D. Independent Director	Partner, New Enterprise Associates, Inc.’s Healthcare Investment Team and Resident Fellow of the American Enterprise Institute.
Helen H. Hobbs, M.D. Independent Director	Investigator of the Howard Hughes Medical Institute
Professor of Internal Medicine and Molecular Genetics and Director of the McDermott Center for Human Growth and Development at the University of Texas Southwestern Medical Center.
Susan Hockfield, Ph.D. Independent Director	Professor of Neuroscience and President Emerita, Massachusetts Institute of Technology.
Dan R. Littman, M.D., Ph.D. Independent Director	Helen L. and Martin S. Kimmel Professor of Molecular Immunology, Department of Pathology at NYU Grossman School of Medicine. Investigator of the Howard Hughes Medical Institute.
Shantanu Narayen Lead Independent Director	Chairman and Chief Executive Officer of Adobe Inc.
Suzanne Nora Johnson Independent Director	Retired Vice Chairman, Goldman Sachs Group, Inc.
James Quincey Independent Director	Chairman and Chief Executive Officer, The Coca-Cola Company. Country of citizenship is United Kingdom.

James C. Smith Independent Director	Chairman of the Thomson Reuters Foundation. Retired President and Chief Executive Officer of Thomson Reuters Corporation.
Christoffer Boshoff, FRCP, FMedSci, Ph.D. Chief Oncology Research and Development Officer, Executive Vice President	Chief Oncology Research and Development Officer, Executive Vice President, Pfizer.
Alexandre de Germay Chief International Commercial Officer, Executive Vice President	Chief International Commercial Officer, Executive Vice President. Country of citizenship France.
David M. Denton Chief Financial Officer, Executive Vice President	Chief Financial Officer, Executive Vice President, Pfizer.
Mikael Dolsten, M.D., Ph.D. Chief Scientific Officer, President, Pfizer Research & Development	Chief Scientific Officer, President, Pfizer Research & Development, Pfizer.
Lidia Fonseca Chief Digital and Technology Officer, Executive Vice President	Chief Digital and Technology Officer, Executive Vice President, Pfizer.
Rady Johnson Chief Compliance, Quality and Risk Officer, Executive Vice President	Chief Compliance, Quality and Risk Officer, Executive Vice President, Pfizer.
Douglas M. Lankler General Counsel, Executive Vice President	General Counsel, Executive Vice President, Pfizer.
Aamir Malik Chief U.S. Commercial Officer, Executive Vice President	Chief U.S. Commercial Officer, Executive Vice President, Pfizer.
Michael McDermott Chief Global Supply Officer, Executive Vice President	Chief Global Supply Officer, Executive Vice President, Pfizer.
Payal Sahni Becher Chief People Experience Officer, Executive Vice President	Chief People Experience Officer, Executive Vice President, Pfizer.
Sally Susman Chief Corporate Affairs Officer, Executive Vice President	Chief Corporate Affairs Officer, Executive Vice President, Pfizer.